Descartes Acquires Scancode

Adds parcel and less-than-truckload shipment management capabilities and more than 500 members to the Descartes Global Logistics Network

WATERLOO, Ontario – March 11, 2009 - Descartes Systems Group, a global on-demand software-as-a-service (SaaS) logistics solutions provider, acquired privately-held Scancode Systems Inc. (www.scancode.com), a developer and integrator of carrier-compliant parcel and less-than-truckload (LTL) shipping solutions, in an all-cash transaction.

Scancode provides its customers with a system that scales from the loading dock to the enterprise, providing up-to-date rates that allow the customer to both make efficient shipment decisions and comply with carrier manifesting and labelling requirements. Scancode’s strength is in helping to manage small parcel shipments with postal services, a variety of small-package delivery carriers and over 150 LTL carriers. Scancode also has supporting warehouse and automated data collection functionality.

Scancode adds more than 500 members to Descartes’ Global Logistics Network, including, parcel carriers, regional LTL truck carriers as well as numerous manufacturers, retailers and distributors. Scancode provides complementary services to Descartes’ broader transportation management solutions with its enterprise shipping solutions that plan, pick, pack and manifest shipments. By gathering information at the loading dock and source of the shipment, Scancode’s addition to the Global Logistics Network extends the shipment management process to support “the first mile” of the delivery/shipment and provides further detail and visibility to track that asset.

“Our carrier-compliant parcel and LTLshipping solutions are a natural extension of Descartes’ Transportation Management solutions. As well, our small parcel carriers and shipper customers can benefit from being part of one of the world’s largest logistics communities of connected trading partners,” said Joe Mallozzi, Vice President of Sales and Marketing at Scancode and now Vice President of Transportation Management Solutions at Descartes. “Our combined offering enables organizations to manage their deliveries from the source right through to the delivery and access key data at the starting point of the shipment.”

"Our focus is to bring together importers, exporters, customs brokers, transportation carriers, logistics intermediaries and regulatory and customs agencies around the world in a shared-services environment using standardized business processes," said Art Mesher, Descartes' CEO. "The acquisition of Scancode adds another dimension of services to the Descartes GLN and broadens the community of shippers and logistics service providers, enhancing the productivity and performance for all.”

Scancode is based in Toronto, Ontario, Canada and has approximately 50 personnel. To complete the acquisition, net of working capital received, Descartes paid approximately CDN $8.4 million (approximately USD $6.6 million) and incurred certain transaction expenses.

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |

|	info@descartes.com	| www.descartes.com	|	TSX:DSG	|	NASDAQ:DSGX | Helping Customers Deliver	|

About Descartes

Descartes (TSX: DSG) (NASDAQ: DSGX), a leading provider of software-as-a-service (SaaS) logistics solutions, is delivering results across the globe today for organizations that operate logistics-intensive businesses. Descartes’ logistics management solutions combine a multi-modal network, the Descartes Global Logistics Network, with component-based ‘nano’ sized applications to provide messaging services between logistics trading partners, shipment management services to help manage third party carriers and private fleet management services for organizations of all sizes. These solutions and services help Descartes’ customers reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven and improve pick up and delivery reliability. Our hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value. Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has more than 300 employees and is based in Waterloo, Ontario, with operations in Atlanta, Pittsburgh, Minneapolis, Miami, Ottawa, Montreal, Washington DC, Derby, London, Brussels, Stockholm and Shanghai. For more information, visit www.descartes.com.

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For more information contact:

Nicole German

Descartes Systems Group

1-416-741-2838 ext. 298

ngerman@descartes.com

Safe Harbor

This releasese contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes’ solution offering and potential benefits derived therefrom; the impact of acquisitions on Descartes’ business and solution sets and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to integrate Scancode into Descartes’ existing business, Descartes’ ability to retain key customers and employees as part of the integration, changes in regulations driving customer use of Scancode’s products and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

| The Descartes Systems Group Inc. | 120 Randall Drive Waterloo ON Canada N2V 1C6 | 519.746.6114 |

|	info@descartes.com	| www.descartes.com	|	TSX:DSG	|	NASDAQ:DSGX | Helping Customers Deliver	|